BYLAWS

OF

Proctor360, Inc.

ARTICLE I
Offices

1.1 **Registered Office and Registered Agent**: The registered office of the corporation shall be the same as listed on the articles of incorporation and at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as may be required by law, and the registered agent shall have a business office identical with such registered office.

1.2 **Other Offices**: The Corporation may have other offices within or outside the State of incorporation at such place or places as the Board of Directors may from time to time determine.

ARTICLE 2
Shareholder's Meetings

2.1 **Meeting Place**: All meetings of the shareholders shall be held at the registered office of the corporation, or at such place as shall be determined from time to time by the Board of Directors, and the place at which any such meeting shall be held shall be stated in the notice of the meeting.

2.2 **Annual Meeting Time**: The annual meeting of the shareholders for the election of directors if the term has expired or vacancy and for the transaction of such other business as may properly come before the meeting, shall be held each year on 01 October, at the hour of 1:00 PM, if not a legal holiday, and if a legal holiday, then on the day following, at the same hour, or 01 October of every year if no other meeting time is specifically appointed.

2.3 **Annual Meeting - Order of Business**: At the annual meeting of shareholders, the order of business shall be as follows:

(a) Calling of the meeting to order.
(b) Proof of notice of meeting (or filing of waiver).
(c) Reading of minutes of last annual meeting.
(d) Report of officers.
(e) Reports of committees.
(f) Election of directors as applicable

(g)   Miscellaneous business.

2.4   **<u>Special Meetings</u>**: Special meetings of the shareholders for any purpose may be called at any time by the CEO/President, Board of Directors, or the holders of not less than one-twentieth of all shares entitled to vote at the meeting.

2.5   **<u>Notice</u>**:
(a)   Notice of the time and place of an annual meeting of shareholders shall be given by delivering personally or by mailing or emailing a written or printed notice of the same, at least ten days, and not more than fifty days, prior to the meeting, to each shareholder of record entitled to vote at such meeting.

(b)   At least ten days and not more than fifty days prior to the meeting, written or printed notice of each special meeting, and the purpose or purposes for which the meeting is called, shall be delivered personally, or mailed or emailing to each shareholder of record entitled to vote at such meeting.

2.6   **<u>Voting Record</u>**: At least ten days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each, which record shall be kept on file at the registered office of the corporation for a period of ten days prior to the meeting. The records shall be kept open at the time and place of such meeting for the inspection of any shareholder.

2.7   **<u>Shareholders Quorum</u>**: Except as otherwise required by law:

(a)   A quorum at any annual or special meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock of the corporation, entitled to vote at such meeting.
(b)   The voters of a majority in interest of those present at any properly called meeting or adjourned meeting of shareholders at which a quorum as in this paragraph defined is present, shall be sufficient to transact business.

2.8   **<u>Closing of Transfer Books and Fixing Record Date</u>**: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed fifty days nor be less than ten days preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a record date for any such determination of shareholders, such date to be not more than fifty days, and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

2.9. <u>Proxies</u>: A shareholder may vote either in person or by proxy executed in writing by the shareholder, or his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

2.10 <u>Action by Shareholders Without A Meeting:</u> Any action required or which may be taken at a meeting of shareholders of the corporation, may be taken at a meeting if consent in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders. Written consent or approval will include approval via email. Email will universally be accepted by the Corporation as consent universally by the Corporation.

2.11 <u>Wavier of Notice:</u> A waiver of notice is required to be given any shareholder, signed by the person or persons entitled to such notice, whether before or after the time stated therein for the meeting, shall be equivalent to the giving of such notice.

ARTICLE 3
Stock

3.1 <u>Classes of Stocks</u>: *revised by resolution* 100918-01. - There will be three classes of stocks as designated herein and as authorized in the articles of incorporation. The three designation set forth are:

(a) *Common Stock Class "A" (Voting)* with each share having 5 votes per share in all company matters and election of the Board of Directors.

(b) *Common Stock Class "B" (Non-Voting)* are not entitled to vote on any matter except as required under applicable law and if and when applicable each share will have one half (0.5) of one vote.

(c) *Preferred Stock (Non-Voting)* are not entitled to vote on any matter except as required under applicable law and if and when applicable each share will have one half (0.5) of one vote.

3.2 <u>Certificates</u>: *revised by resolution* 100918-02*. - Common Stocks Class "A"* shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the CEO, or CFO, and the Secretary or Treasurer, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of the transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer before the certificate is used, it may be issued by the corporation with the same effect as if the person were an officer on the date of issue. As may be determined by the Board of Directors from time to time, the issue of uncertified or non-certified shares or issued in "book entry" (i.e., paperless) form of Class A common stocks is permitted through the use of transfer agents.

Common Stocks Class "B" shall be issued as uncertified or non-certified shares or issued in "book entry" (i.e., paperless) form because the company will be engaging transfer agents to initially raise equity funds through the issue of class B common stocks. Upon request every holder of uncertified/non-certified or "book entry" shall be entitled to have a certificate signed by, or in the name of, the Corporation, by CEO, or CFO, and the Secretary or Treasurer, representing the number of shares registered.

P*referred Stocks* shall be issued as uncertified or non-certified shares or issued in "book entry" (i.e., paperless) form because the company will be engaging transfer agents to initially raise equity funds. Upon request every holder of uncertified/non-certified or "book entry" shall be entitled to have a certificate signed by, or in the name of, the Corporation, by CEO, or CFO, and the Secretary or Treasurer, representing the number of shares registered.

3.2 <u>Transfer:</u> Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar; and before a new certificate is issued, the old certificate shall be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.3 <u>Registered Owner:</u> Registered shareholders shall be treated by the corporation as the holders in fact of the stock standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall express or other notice thereof, except as expressly provided below or by the laws of the State in incorporation. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the corporation may certify in writing to the corporation that all or a portion of the share registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholder who may certify;

(b) The purpose or purposes for which the certification may be made;

(c) The form of certification and information to be contained therein;

(d) If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

3.4 <u>Mutilated, Lost, or Destroyed Certificates</u>: In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place on proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the corporation in such sum as they might determine or establish such other procedures as they deem necessary.

3.5 <u>Fractional Shares or Scrip</u>: The Corporation may:

(a) Issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation;

(b) Arrange for the disposition of fractional interests by those entitled thereto;

(c) Pay in cash the fair market value of fractions of a share as of the time when those entitled to receive such shares are determined; or

(d) Issue script in registered or bearer form which shall entitle the holder to receive a certificate for the full share upon surrender of such script aggregating a full share.

3.6 Vesting Requirements for Officers and Employees: There are several conditions where stocks will be issued to members of the corporation under ownership rights or as part of employee incentive plans. The vesting requirements are defined in the document titled "Corporate Vesting Requirements for Officers and Employees." These vesting requirements are applicable to protect the interest of the corporation and provide fair equity practices. The requirements may be changed from time to time as determined by the Board of Directors.

3.7 <u>Shares of Another Corporation</u>: Shares owned by the corporation in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board of Directors may determine or, in the absence of such determination, by the CEO of the Corporation.

ARTICLE 4
Board of Directors

4.1 <u>Numbers and Powers</u>: The management of all the affairs, property and interest of the corporation shall be vested in the Board of Directors, consisting of two persons who shall be elected for a term of two years, and shall hold office until their successors are elected and qualified. The initial Board of Directors shall serve an initial term of three years and the CEO and Founder shall serve an initial term of five years. Directors need not be shareholders or residents of the State of incorporation. In addition to the powers and authorities granted by these Bylaws, and the Articles of Incorporation expressly conferred upon it, the Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

4.2 <u>Change of Number</u>: The number of directors may at any time be increased or decreased by amendment of these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent director.

4.3 <u>Vacancies</u>: All vacancies in the Board of Directors, whether caused by resignation, death or, otherwise, may be filled by the affirmative vote of a majority of the remaining directors though not less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term, except in the case of the CEO and founder initial term of five years, of his predecessor and until his successor is elected and qualified. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

4.4 <u>Removal of Directors</u>: At a meeting of shareholders called expressly for that purpose, the entire Board of Directors, or any member thereof, may be removed by a vote of the holders of a majority of shares then entitled to vote at an election of such shareholders.

4.5 <u>Regular Meetings</u>: Regular meetings of the Board of Directors or any committee may be held without notice at the registered office of the corporation or at such place or places, either within or without the State of Virginia, as the Board of Directors or such committee, as the case may be, may from time to time designate. The annual meeting of the Board of Directors shall be held without notice immediately after the adjournment of the annual meeting of shareholders.

4.6 <u>Special Meetings</u>: Special meetings of the Board of Directors may be held at any place and at any time and may be called by the Chairman of the Board, the CEO/*President,* Secretary or Treasurer, or any two or more directors.

4.7 <u>Notice of Meetings</u>: Unless the Articles of Incorporation provide otherwise, any regular meeting of the Board of Directors may be held without notice of the date, time, place, or purpose of the meeting. Any special meeting of the Board of Directors may preceded by at least two days' notice of the date, time, and place of the meeting, but not of its purpose, unless the Articles of Incorporation of these Bylaws require otherwise. Notice may be given personally, by facsimile, by mail, or in any other manner allowed by law. Oral notification shall be sufficient only if a written record of such notice is included in the Corporation's minute book. Notice shall be deemed effective at the earliest of. (a) receipt; (b) delivery to the proper address or telephone number of the directors as shown in the Corporation's records; or (c) five days after its deposit in the United States mail, as evidenced by the postmark, if correctly addressed and mailed with first-class postage prepaid. Notice of any meeting of the Board of Directors may be waived by any director at any time, by a signed writing, delivered to the Corporation for inclusion in the minutes, either before or after the meeting. Attendance or participation by a director at a meeting unless the director promptly objects to holding the meeting or to the transaction of any business on the grounds that the meeting was not lawfully convened and the director does not thereafter vote for or assent to action taken at the meeting.

4.8 <u>Board of Directors Quorum</u>: A majority of the whole Board of Directors shall be necessary at all meetings to constitute a quorum for the transaction of business.

4.9 <u>Waiver of Notice</u>: Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened. A waiver of notice signed by the director or directors, whether before or after the time stated for the meeting, shall be equivalent to the giving of notice.

4.10 Registering Dissent: A director who is present at a meeting of the Board of Directors at which action on a corporate matter is taken shall be presumed to have assented to such action unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting, before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

4.11 Executive and Other Committees: Standing or special committees may be appointed from its own number by the Board of Directors from time to time and the Board of Directors may from time to time invest such committees with such powers as it may see fit, subject to such conditions as may be prescribed by such Board. An Executive Committee may be appointed by resolution passed by a majority of the full Board of Directors. It shall have and exercise all of the authority of the Board of Directors, except in reference to amending the Articles of Incorporation, adopting a plan of merger or consolidation, recommending sale, lease or exchange or other disposition of all or substantially all the property and assets of the corporation otherwise than in the equal and regular course of business, recommending a voluntary dissolution or a revocation thereof, or amending the Bylaws. All committees so appointed shall keep regular minutes of the transactions of their meetings and shall cause them to be recorded in books kept for that purpose in the office of the corporation. The designation of any such committee and the delegation of authority thereto, shall not relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

4.12 Remuneration: No stated salary shall be paid directors, as such, for their service, but by resolution of the Board of Directors. A fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of such Board; provided, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Member of standing or special committees may be allowed like compensation for attending committee meetings.

 4.13 Loans: No loans shall be made by the corporation to the directors, unless first approved by the holders of two-thirds of the voting shares. No loans shall be made by the corporation secured by its' own shares.

4.14 Action by Directors Without a Meeting: Any action required or which may be taken without a meeting of the directors, or of a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same effect as a unanimous vote.

4.15 Action of Directors by Communications Equipment: Any action required or which may be taken at a meeting of directors, or of a committee thereof, may be taken by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time.

4.16 **Action of Directors by Email**: Requirements in Corporation bylaws requiring written assent or approval may be achieved by email of that director's officially registered email.

ARTICLE 5
Officers

5.1 Designations: The officers of the corporation or the Leadership Team shall be a Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Technology Officer (CTO), Chief of Staff/Executive Advisor (CS/EA), Chief Financial Officer (CFO), Director of Contracts (DC), Chief Software Development (CSD), Chief Engineer (CE), Director of Information Technology and Systems (ITS), Director of Marketing (DM), Director of Sales (DS), Director of Product Management (DPM), Dir of Administration (DA), and General Counsel & Intellectual Property (GCI) as the Board may designate. The Leadership Team shall be elected for one year (except CEO- 5 years initial term and 2 years subsequent) term by the directors at their first meeting after the annual meeting of shareholders, and who shall hold office until their successors are elected and qualified. The board may select advisors/consultants to perform duties of an office or outsource as may be required. Two or more offices may be held by the same person, except the offices of CEO, CTO and CFO. Additionally, the offices of DC and CFO require specialize professional training and qualifications.

5.2 The Chief Executive Officer (CEO): The CEO is responsible for Strategic Execution and shall preside at all meetings of shareholders and directors, shall have general supervision of the affairs of the corporation, and shall perform all other duties as are incident to his office or are properly required of him by the Board of Directors. The Leadership Team reports directly to the CEO for Strategic Execution, corporate policy and governance, and other matters in the affairs of the corporation.

5.3 Chief Operating Officer (COO): The chief operating officer position provides the leadership, management and vision necessary to ensure that the company has the proper operational controls, administrative and reporting procedures, and people systems in place to effectively grow the organization and to ensure financial strength. COO Responsibilities include;
- Design and implement business strategies, plans and procedures
- Establishing policies that promote company culture and vision
- Overseeing operations of the company and the work of executives
- Set comprehensive goals for performance and growth
- Oversee daily operations of the company and the work of executives (IT, Marketing, Sales, Finance etc.)
- Participate in expansion activities (investments, acquisitions, corporate alliances etc.)

5.4 Chief Technology Officer (CTO): CTO to provide sound technical and functional leadership in all aspects of our business. He or She will communicate with employees, stakeholders and customers to ensure our company's technologies are used appropriately. During absence or disability of the CEO, the CTO in the order designated by the Board of Directors, shall exercise all functions of the CEO. The CTO shall have such powers and discharge such duties as may be assigned to him from time to time by the CEO or the Board of Directors. CTO Responsibilities include but not limited to;

- Identify Technology Solutions
- Manage Operating and Capital Budgets
- Monitor and Analyze Technology Performance
- Supervise system infrastructure to ensure functionality and efficiency
- Build quality assurance and data protection processes
- Create Organization-Wide Technology Standards and Practices
- Identify Opportunities to Leverage Emerging Technologies
- Communicate technology strategy to partners and investors
- Manage Public Relations

5.5 Chief of Strategist and Channel Partner Advisor (CSCP): The CSCP role is to support and facilitate the CEO in his or her initiatives in carrying out the Strategic Execution of the company.. Additionally the CS/CP office will administer the Secretaries who are responsible for issuing notices for all meetings, except for notices for special meetings of shareholders and special meetings of the directors which are called by the requisite number of shareholders or directors, shall keep records of the minutes of all meetings, shall have charge of the seal and the corporate books, shall make such reports and perform other duties as are incident to his or her office, or are properly required of him or her by the Board of Directors.

5.6 Chief Investment and Financial Officer (CIFO): The CIFO will head the corporate Strategic Investment and Finance efforts with an overall focus on long-range effectiveness. Responsibilities include deploying surplus cash for sound returns, providing strategic-level insight to all other business functions and the board of directors, ensuring that the organization is compliant with regulations, and that there is a sound global governance process in place. Additionally, the CFO will oversee and administer the Treasurer in his or her responsibilities for having custody of all moneys and securities of the corporation and shall keep regular books on account. He/she shall disburse funds of the corporation in payment of the just demands against the corporation or as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors from time to time as may be required of him/her, an account of all his/her transactions as Treasurer and of the financial conditions to his/her office or that are properly required of him/her by the Board of Directors. The CFO and the Treasurer are designated by the Board of Directors, and at other times may perform such other duties as are directed by the CEO or the Board of Directors. Additionally, the Treasurer shall perform all the duties of the CFO in the absence or disability of the CFO.

5.7 Director of Contracts (DC): The DC is responsible for company's contracts administration function. Oversees the preparation of proposals and negotiations and administration of contracts in accordance with company policies and legal requirements. Directs contract administration staff and provides guidance on complex contracts. Provides input to strategic decisions that affect the functional area of responsibility and provide input into developing the budget. Devises strategies in concert with revenue goals and working closely with other business sections in contract development to ensure compliance and identify risks in contract efforts. Additionally, resolves issues arising from operations and requiring coordination with other corporate business sectors. At other times, the DC may perform such other duties as are directed by the CEO and or the Board of Directors.

5.8 <u>Chief of Systems Technology & Software Development (CTS)</u>: The CTS is the lead and subject matter expert for system design architectures, producibility, and effectivity technologies. As Director of Software Development, will oversee all software development efforts and ensures compliance with its policies, procedures, and management requirements. Provide approval for the implementation of all methods, tools, and processes. Additionally, his/her office makes the determination for when outsourcing of software development is required, ensures production of the associated requirements and metrics, and working with contracts administration to develop outsourcing agreements. At other times the CTS may perform such other duties as are directed by the CEO and or the Board of Directors.

5.9 <u>Chief Engineer & Director of Manufacturing (CEM)</u>: The CEM performs the duties of the corporate lead engineer and is the director of systems producibility and manufacturing. Overall responsibilities include the transformation of systems design for producibility analysis and design, process development, equipment procurement, review of manufacturing processes for cost effectiveness and feasibility, and working closely with production management to set priorities for quality improvement and cost reduction efforts. The CEM objective is the efficient manufacturer of proposed products. This may include overseeing activities associated with equipment tooling, facility expansion and instances for the need for outsourcing. The CEM is a major corporate business area requiring close coordination with other business sections and the establishing and maintaining an annual budget for capital expenditures. Additionally the CEM may perform such other duties as are directed by the CEO and or the Board of Directors.

5.10 <u>Director of Information Technology and Systems (ITS)</u>: The Director of ITS heads the Operations department and devises corporate operations methods, systems, governance, compliance, and customer/client satisfaction. This includes design and management of products, services, and processes. The function of the operations department require close interaction with every aspect of the company and provides the enterprise through which all activities and transactions must occur. Operations is involved with supply chains activities which includes the logistics of acquisition, distribution, allocation, and delivery of products or services. Additionally, it involves process improvement, workflow analysis and redesign to create efficient systems, information management and technologies to ensure company competitiveness, developing policies and procedures to ensure high work standards, and performing quality assurance. The director of ITS is also involved in corporate security at every level to assess policy and procedure impacts upon the introduction of new tools, software, and applications that will be used on the enterprise systems networks. At other times the director of ITS may perform such other duties as are directed by the CEO or the Board of Directors.

5.11 <u>Director of Marketing (DM)</u>: The Director of Marketing's responsibilities includes long range strategizing and brand development, estimating the demand for the company's products and services, and discovering new market segments. A key role of Marketing is the development of competitive product pricing strategy that increases market share. Marketing supports Sales, but Marketing has many clients in addition to Sales, including Strategy, Product Management, Operations, and Strategic Execution. It must maintain its long-range orientation while simultaneously supporting short-range needs. At other times, the DM may perform such other duties as are directed by the CEO or the Board of Directors.

5.12 Director of Sales (DS): The DS heads corporate sales and manages support functions for sales force productivity. Responsible for the overall productivity and effectiveness of the assigned sales organization and reports directly to the CEO. Works closely with internal and external stakeholders to ensure the appropriate objectives and priorities are enabled. Devises strategies in concert with revenue goals and responsibilities include devising sales contracts. Sales is a short-range function and as such must be very effective in driving revenue. At other times the DS may perform such other duties as are directed by the CEO or the Board of Directors.

5.13 Director of Product Management (DPM): The DPM oversees corporate translation functions associated with product management. Responsibilities include maximizing efficiency in coordinating upstream and downstream requirements and product releases and allocating production resources to be profitable. The DPM ensures that the Product Management section is responsive to the needs of Sales, Marketing, and Strategy. Product Management is held accountable for the profits of the products that Sales sells. It is designed to translate between the need to support the effectiveness of outbound activities and the need for efficiency in internal ones. At other times the DPM may perform such other duties as are directed by the CEO or the Board of Directors.

5.14 General Counsel & Intellectual Property (GC&I): This office will be outsourced for the time being until otherwise determined by the Board of Directors.

5.15 Delegation: In the case of absence or inability to act of any officer of the corporation and of any person herein authorized to act in his place, the Board of Directors may from time to time delegate the powers or duties of such officer to any other officer or any director or other person whom it may select. Such person may be a consultant or advisor.

5.16 Vacancies: Vacancies in any office arising from any cause may be filled by the Board of Directors at any regular or special meeting of the Board. Such person may be a consultant or advisor.

5.17 Other Officers: Directors may appoint such other officers and agents as they shall deem necessary or expedient with whom shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.18 Loans: No loans shall be made by the corporation to any officer, unless first approved by the holders of two-thirds of the voting shares.

5.19 <u>Term - Removal</u>: The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, without cause, by the affirmative vote of a majority of the whole Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.20 <u>Bonds</u>: The Board of Directors may, by resolution, require any and all of the officers to give a bond to the corporation, with sufficient surety or sureties, conditioned for the faithful performance of the duties of their respective offices, and to comply with such other conditions as may from time to time be required by the Board of Directors.

5.21 <u>Salaries</u>: The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE 6
Dividends and Finance

6.1 <u>Dividends</u>: Dividends may be declared by the Board of Directors and paid by the corporation out of the unreserved and unrestricted earned surplus of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the corporation, subject to the conditions and limitations imposed by the State of incorporation. The stock transfer books may be closed for the payment of dividends during such periods of not exceeding fifty days, as from time to time may be fixed by the Board of Directors. The Board of Directors, however, without closing the books of the corporation, may declare dividends payable only to holders of record at the close of business, on any business day not more than fifty days prior to the date on which the dividend is paid.

6.2 <u>Reserves</u>: Before making any distribution of earned surplus, there may be set aside out of the earned surplus of the corporation such sum or sums as the directors from time to time in their absolute discretion deem expedient dividends, or for maintaining any property of the corporation, or for any other purpose, and earned surplus of any year not set apart until otherwise disposed of by the Board of Directors.

6.3 <u>Depositories</u>: The moneys of the corporation shall be deposited in the name of the corporation in such bank or trust company or trust companies as the Board of Directors shall designate, and shall be drawn out only by check or other order for payment of money signed by such persons and in such manner as may be determined by resolution of the Board of Directors.

ARTICLE 7
Notices

Except as may otherwise be required by law, any notice to any shareholder or director may be delivered personally or by mail or email. If mailed, the notice shall be deemed to have been delivered when deposited in the United States mail, addressed to the addressee at his last known address in the records of the corporation, with postage thereon prepaid.

ARTICLE 8
Seal

The corporate seal of the corporation shall be in such form and bear such inscription as may be adopted by resolution of the Board of Directors, or by usage of the officers on behalf of the corporation. The procurement of a corporate seal shall be discretionary only, and is not required.

ARTICLE 9
Books and Records

The corporation shall keep correct and complete books and record of accounts and shall keep minutes of the proceedings of its shareholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each. Any books, records, and minutes may be in written form or any other form capable of being converted into written form within a reasonable time.

ARTICLE 10
Special Corporate Acts

10.1 <u>Execution of Written Instruments</u>: Contracts, deeds, documents, and instruments shall be executed by the CEO alone unless the Board of Directors shall, in a particular situation, designate another procedure for their execution.

10.2 <u>Signing of Checks or Notes</u>: Checks, notes, drafts, and demands for money shall be signed by the officer or officers from time to time designated by the Board of Directors.

10.3 <u>Indemnification of Directors and Officers</u>: The corporation shall indemnify any and all directors or officers or former directors or former officers or any person who may have served at its request as a director or officer of the corporation or of any other corporation in which it is a creditor, against expenses actually or necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party, by reason of being or having been directors or officers or a director or an officer of the corporation, or of such other corporation. This indemnification shall not apply, however, to matter as to which such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of other rights to which those indemnified may be entitled, under any law, bylaw, agreement, vote of shareholders, or otherwise.

ARTICLE 11
Amendments

11.1 <u>By Shareholders</u>: These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the shareholders.

11.2 <u>By Directors</u>: The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws of this corporation. However, any such alteration, amendment, or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any shareholders meeting.

11.3 <u>Emergency Bylaws</u>: The Board of Directors may adopt emergency Bylaws, Bylaws: subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster.

Adopted by resolution of the Corporation's Board of Directors or incorporator on This __26th__ day of _October_, 2018.

_____Ganga Bathula_____
Incorporator or Director